UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 8)
CEPTON, INC.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
15673X 200
(CUSIP Number)
Satoshi Kabashima KOITO MANUFACTURING CO., LTD. Sumitomo Fudosan Osaki Twin Bldg. East 5-1-18, Kitashinagawa, Shinagawa-ku Tokyo 141-0001 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:  This Amendment Number 8 to Schedule 13D is being filed solely to correct Row (13) and the footnote thereto in the cover page of the Amendment Number 7 to the Schedule 13D filed by the Reporting Person on July 29, 2024 ( “Amendment Number 7”), which inadvertently excluded the 4,112,583 shares of Common Stock to which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of June 30, 2024), subject to adjustment, in calculating the percentage in Row (13). Capitalized terms used but not defined in this Amendment Number 8 have the meanings ascribed to them in Amendment Number 7. Except as otherwise provided herein, Amendment Number 7 remains unchanged.

Row (13) of the cover page of Amendment Number 7 is hereby amended and restated as follows:

13.	Percent of Class Represented by Amount in Row (11) 60.9%[3]

Footnote 3 of the cover page of Amendment Number 7 is hereby amended and restated as follows:

“3 Based on 20,155,790 shares of Common Stock, calculated based on 16,043,207 shares of Common Stock outstanding as of June 30, 2024, based on information provided to the Reporting Person by Cepton, Inc., plus 4,112,583 shares of Common Stock to which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of June 30, 2024), subject to adjustment.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2024

KOITO MANUFACTURING CO., LTD.

By:	/s/ Takahito Otake
Name:	Takahito Otake
Title:	Senior Managing Corporate Officer